UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*



                           ATHEY PRODUCTS CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $2.00 PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    047465109
          ------------------------------------------------------------
                                 (CUSIP Number)



                     Dorn C. Pittman, Jr., Esq.
                     Wishart, Norris, Henninger & Pittman, P.A.
                     3120 South Church Street
                     Burlington, North Carolina 27215
                     (336) 584-3388
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  March 8, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.          047465109                                     Page 2  of  5
            ----------------------------                              ---    ---

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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dennis M. Bracy
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A) [ ]            (B) [ ]
          N/A
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   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF and WC
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)    [ ]
          N/A
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

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NUMBER OF                7      SOLE VOTING POWER
SHARES                               243,172
BENEFICIALLY
OWNED BY                 8      SHARED VOTING POWER
 EACH                                    4,200
REPORTING
PERSON                   9      SOLE DISPOSITIVE POWER
 WITH                                243,172

                        10      SHARED DISPOSITIVE POWER
                                         4,200

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   247,372
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)      [ ]
                   N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.50%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN
--------------------------------------------------------------------------------

The Reporting Person's Schedule 13D dated March 20, 1997, hereby is amended as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        All Common Stock currently held by the reporting person was acquired by the reporting person in various transactions beginning in 1991 and was purchased with personal funds and working capital of Isometrics, Inc. The 27,000 additional shares acquired by the Reporting Person as reported below were acquired with an aggregate of $69,187.50 in funds of Isometrics, Inc.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(A) The Reporting Person beneficially owns an aggregate of 247,372 shares of Common Stock, constituting 6.50% of the total of 3,805,608 outstanding shares (as reported by the Issuer in its Form 10-K for the year ended December 31, 1998). Those shares are held of record as follows:

                                       RECORD OWNER                    NUMBER OF SHARES
            Individual retirement account for Reporting Person    -          5,250
            Reporting Person as custodian for children            -          4,200
            Spouse's individual retirement account                -            830
            Isometrics, Inc. (1)                                  -        237,092
            --------------------

            (1)   The Reporting Person serves as President and a Director of
                  Isometrics, Inc. and owns 98% of its outstanding voting stock.


(B) With respect to the shares listed above, the Reporting Person has voting and/or investment powers as follows:

                                      NATURE OF POWER                  NUMBER OF SHARES

            Sole power to vote or to direct the vote              -        243,172
            Shared power to vote or to direct the vote            -          4,200 (1)
            Sole power to dispose or to direct the disposition    -        243,172
            Shared power to dispose or to direct the disposition  -          4,200 (1)
            ------------------

            (1) Reflects shares held in an individual retirement plan for the Reporting Person's spouse and as to which shares the Reporting Person disclaims beneficial ownership.


(C) During the past 60 days, the reporting person has acquired shares of the Issuer's Common Stock as follows:

DATE           NUMBER OF SHARES    PRICE PER SHARE           NATURE OF TRANSACTION

03-08-99            27,000             $2.5625         Open market purchase through broker

(d) The persons and entities who are the holders of record of the shares of Common Stock listed above have the right to receive or to direct the receipt of dividends on, or the proceeds from the sale of, such shares. Otherwise, no other person or entity is known to have any such right.

(e)     Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: April 27, 1999                               /s/ Dennis M. Bracy
                                            ------------------------------------
                                                        Dennis M. Bracy